UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENT THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)

Island Breeze International, Inc.
(Name of Issuer)

Class A Common Stock, $.001 par value
(Title of Class of Securities)

38145H 108
(CUSIP NUMBER)

Bradley T. Prader, President and Chief Executive Officer
Island Breeze International, Inc.
              211 Benigno Blvd, Suite 201
Bellmawr, New Jersey 08031
(856) 931-1505
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 15, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP NO. 38145H 108

      1.    Name of Reporting Person;
            S.S. or I.R.S. Identification No. of Above Person

            Bradley T. Prader

            I.D. No.:

      2.    Check the Appropriate Box if a Member of a Group

            (a)   ☒
            (b)   ☐

      3.    SEC Use Only

      4.    Source of Funds: OO, PF

      5.    Check if Disclosure of Legal Proceedings is Required Pursuant
             to Items 2(d) or 2(e) ........................................☐

      6.    Citizenship or Place of Organization: U.S.

Number of           7.    Sole Voting Power: 85,450*
Shares
Beneficially         8.    Shared Voting Power: 18,459,500**
Owned By
Each Reporting  9.    Sole Dispositive Power: 85,450*
Person
                           10.   Shared Dispositive Power: 18,459,500**

      11.   Aggregate Amount Beneficially Owned by Reporting Person:
              18,544,950 Shares

      12.   Check if the Aggregate Amount in Row 11 Excludes Certain Shares
              (See Instructions) ...........................................☐

      13.   Percent of Class Represented by Amount In Row 11: 83.2%***

      14.   Type of Reporting Person: IN

*Consists of shares of Class A common stock.

**Consists of 2,349,000 shares of Class A common stock and 16,110,500 shares of Class B common stock owned by Olympian Cruises, LLC, the Manager of which is Olympian Entertainment, LLC of which Mr. Prader is one of the three Managers.

***Based on 51,449,336 shares of the issuer’s common stock outstanding on November 15, 2012 and consists of 35,338,836 shares of Class A common stock and 16,110,500 shares of Class B common stock.  Each share of Class B common stock has the voting power of ten shares of Class A common stock and is convertible into shares of Class A common stock at the option of the holder at any time.  Percentage is based on total voting power of the Class A and Class B common stock beneficially owned by the Reporting Person.

CUSIP NO. 38145H 108

      15.   Name of Reporting Person;
          S.S. or I.R.S. Identification No. of Above Person

          Michael C. Hovdestad

           I.D. No.:

      16.   Check the Appropriate Box if a Member of a Group

            (a)   ☒
            (b)   ☐

      17.   SEC Use Only

      18.   Source of Funds: OO, PF

      19.   Check if Disclosure of Legal Proceedings is Required Pursuant
              to Items 2(d) or 2(e) ........................................☐

      20.   Citizenship or Place of Organization: U.S.

Number of           21.   Sole Voting Power: 78,200*
Shares
Beneficially         22.   Shared Voting Power: 18,459,500**
Owned By
Each Reporting   23.   Sole Dispositive Power: 78,200*
Person
                              24.   Shared Dispositive Power: 18,459,500**

      25.   Aggregate Amount Beneficially Owned by Reporting Person:
              18,537,500 Shares

      26.   Check if the Aggregate Amount in Row 25 Excludes Certain Shares
              (See Instructions) ...........................................☐

      27.   Percent of Class Represented by Amount In Row 25: 83.2%***

      28.   Type of Reporting Person: IN

*Consists of shares of Class A common stock.

**Consists of 2,349,000 shares of Class A common stock and 16,110,500 shares of Class B common stock owned by Olympian Cruises, LLC, the Manager of which is Olympian Entertainment, LLC of which Mr. Hovdestad is one of the three Managers.

***Based on 51,449,336 shares of the issuer’s common stock outstanding on November 15, 2012 and consists of 35,338,836 shares of Class A common stock and 16,110,500 shares of Class B common stock.  Each share of Class B common stock has the voting power of ten shares of Class A common stock and is convertible into shares of Class A common stock at the option of the holder at any time.  Percentage is based on total voting power of the Class A and Class B common stock beneficially owned by the Reporting Person.

CUSIP NO. 38145H 108

       29.   Name of Reporting Person;
               S.S. or I.R.S. Identification No. of Above Person

               Sean F. McManimon

               I.D. No.:

      30.   Check the Appropriate Box if a Member of a Group

            (a)   ☒
            (b)   ☐

      31.   SEC Use Only

      32.   Source of Funds: OO

      33.   Check if Disclosure of Legal Proceedings is Required Pursuant
              to Items 2(d) or 2(e) ........................................☐

      34.   Citizenship or Place of Organization: U.S.

Number of                 35.      Sole Voting Power: 0
Shares
Beneficially               36.      Shared Voting Power: 18,459,500*
Owned By
Each Reporting        37.      Sole Dispositive Power: 0
Person
                                   38.      Shared Dispositive Power: 18,459,500*

      39.   Aggregate Amount Beneficially Owned by Reporting Person:
              18,459,500 Shares

      40.   Check if the Aggregate Amount in Row 39 Excludes Certain Shares
               (See Instructions) ...........................................☐

      41.   Percent of Class Represented by Amount In Row 83.2%**

      42.   Type of Reporting Person: IN

 *Consists of 2,349,000 shares of Class A common stock and 16,110,500 shares of Class B common stock owned by Olympian Cruises, LLC, the Manager of which is Olympian Entertainment, LLC of which Mr. McManimon is one of the three Managers.

**Based on 51,449,336 shares of the issuer’s common stock outstanding on November 15, 2012 and consists of 35,338,836 shares of Class A common stock and 16,110,500 shares of Class B common stock.  Each share of Class B common stock has the voting power of ten shares of Class A common stock and is convertible into shares of Class A common stock at the option of the holder at any time.  Percentage is based on total voting power of the Class A and Class B common stock beneficially owned by the Reporting Person.

 CUSIP NO. 38145H 108

      43.   Name of Reporting Person;
            S.S. or I.R.S. Identification No. of Above Person

            Olympian Cruises, LLC

            I.D. No.:

      44.   Check the Appropriate Box if a Member of a Group

            (a)   ☒
            (b)   ☐

      45.   SEC Use Only

      46.   Source of Funds: OO

      47.   Check if Disclosure of Legal Proceedings is Required Pursuant
              to Items 2(d) or 2(e).........................................☐

      48.   Citizenship or Place of Organization: Delaware.

Number of                  49.      Sole Voting Power: 0
Shares
Beneficially                50.      Shared Voting Power: 18,459,500*
Owned By
Each Reporting          51.      Sole Dispositive Power: 0
Person
                                     52.      Shared Dispositive Power: 18,459,500*

      53    Aggregate Amount Beneficially Owned by Reporting Person:
              18,459,500 Shares

      54.   Check if the Aggregate Amount in Row 53 Excludes Certain Shares
              (See Instructions) ...........................................☐

      55.   Percent of Class Represented by Amount In Row 83.2%**

      56.   Type of Reporting Person: OO

*Consists of 2,349,000 shares of Class A common stock and 16,110,500 shares of Class B common stock owned by Olympian Cruises, LLC, the Manager of which is Olympian Entertainment, LLC of which the three individual Reporting Persons are the Managers.

**Based on 51,449,336 shares of the issuer’s common stock outstanding on November 15, 2012 and consists of 35,338,836 shares of Class A common stock and 16,110,500 shares of Class B common stock.  Each share of Class B common stock has the voting power of ten shares of Class A common stock and is convertible into shares of Class A common stock at the option of the holder at any time.  Percentage is based on total voting power of the Class A and Class B common stock beneficially owned by the Reporting Person.

CUSIP NO. 38145H 108

      57.   Name of Reporting Person;
             S.S. or I.R.S. Identification No. of Above Person

            Olympian Entertainment, LLC

            I.D. No.:

      58.   Check the Appropriate Box if a Member of a Group

            (a)   ☒
            (b)   ☐

      59.   SEC Use Only

      60.   Source of Funds: OO

      61.   Check if Disclosure of Legal Proceedings is Required Pursuant
              to Items 2(d) or 2(e).........................................☐

      62.   Citizenship or Place of Organization: Delaware.

Number of                   63.      Sole Voting Power: 0
Shares
Beneficially                 64.      Shared Voting Power: 18,459,500*
Owned By
Each Reporting          65.      Sole Dispositive Power: 0
Person With
                                     66.      Shared Dispositive Power: 18,459,500*

      67    Aggregate Amount Beneficially Owned by Each Reporting Person:
              18,459,500 Shares

      68.   Check if the Aggregate Amount in Row 67 Excludes Certain Shares
              (See Instructions) ...........................................☐

      69.   Percent of Class Represented by Amount In Row 83.2%**

      70.   Type of Reporting Person: OO

* Consists of 2,349,000 shares of Class A common stock and 16,110,500 shares of Class B common stock owned by Olympian Cruises, LLC, the Manager of which is Olympian Entertainment, LLC of which the three individual Reporting Persons are the Managers.

**Based on 51,449,336 shares of the issuer’s common stock outstanding on November 15, 2012 and consists of 35,338,836 shares of Class A common stock and 16,110,500 shares of Class B common stock.  Each share of Class B common stock has the voting power of ten shares of Class A common stock and is convertible into shares of Class A common stock at the option of the holder at any time.  Percentage is based on total voting power of the Class A and Class B common stock beneficially owned by the Reporting Person.

Item 1.     Security and Issuer

            This statement relates to the common stock, $.001 par value ("Common Stock"), of Island Breeze International, Inc., a Delaware corporation (the "Company"), with its principal executive offices at 211 Benigno Blvd, Suite 201, Bellmawr, New Jersey 08031. The share numbers provided in this Schedule have been amended downward to reflect the consequence of the distribution of 11,540,500 shares of Class A common stock of the Company by Olympian Cruises, LLC (“Olympian”), which is a “Reporting Person” and, which as a result of the distributions, now owns 18,459,500 shares of the Company’s common stock,  to certain of its members in redemption of their membership interests (the “Redemptions”) thereby resulting in a reduction of the beneficial ownership of the Company’s common stock held by each of the “Reporting Persons”.

Item 2.     Identity and Background

            (a) This statement is filed by Mr. Bradley T. Prader ("Prader"), Mr. Sean McManimon ("McManimon"), Mr. Michael C. Hovdestad ("Hovdestad"), Olympian Cruises, LLC (“OCL”) and Olympian Entertainment, LLC (“OEL”) (each a “Reporting Person”). Except for 85,450 and 78,200 shares of the Company’s Class A common stock beneficially owned by Mr. Prader and Hovdestad, respectively (collectively, the Independent Share Purchases”), all of the shares of Common Stock beneficially owned by Messrs. Prader, McManimon and Hovdestad are owned through OEL, a Delaware limited liability company, of which they are the Managers and controlling persons. All of the shares beneficially owned by OEL are owned through OCL, a Delaware limited liability company, of which OEL is the Manager and controlling person, whose decisions are in turn made by its Managers Messrs. Prader, McManimon and Hovdestad.  The shares reflected as beneficially owned by OEL, a Delaware limited liability company, are directly owned by it.

            (b) The business address and principal place of business for Messrs. Prader, McManimon Hovdestad, OEL and OCL is c/o the Company, 211 Benigno Blvd, Suite 201, Bellmawr, New Jersey 08031.

            (c) Mr. Prader is the President and CEO of the Company and a member and Chairman of its Board of Directors. Mr. Hovdestad is the Company’s Chief Legal Officer, Secretary and a member of the Company's Board of Directors. Mr. McManimon is the Company’s Chief Operation Officer and a member of its Board of Directors.  Each of Messrs. Prader, McManimon and Hovdestad is a Manager of OEL, which in turn is the manger of OCL.  OEL and OCL are holding companies, which have made investments directly and indirectly in the Company, and have had no other activities.

            (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or been the subject of a finding of any violation with respect to such laws.

            (f) Each of the individual Reporting Persons is a citizen of the United States and each of the corporate Reporting Persons is a Delaware limited liability company.

Item 3.     Source and Amount of Funds

The Independent Share Purchases were consummated at different times over the last three years from the Reporting Person’s own funds for a purchase price of $20,159.00 and $11,590.00 for Mr. Prader and Mr. Hovdestad, respectively. The shares of Common Stock beneficially owned by OCL and thereby beneficially owned by the other Reporting Persons were acquired in connection with a share exchange (the "Share Exchange") which was consummated on June 12, 2009. The Share Exchange is more fully described, and is also defined, in the Company's Current Report on Form 8-K (the "8-K Report"), which was filed with the Commission on June 18, 2009. Prior to June 12, 2009, OCL was the sole stockholder of Island Breeze International, a Cayman Islands Company (“IBI”).  As of June 12, 2009, the sole shareholder of IBI, OCL, exchanged all of the outstanding shares of IBI capital stock for a total of 30,000,000 newly-issued restricted shares of the Company's Common Stock.  On September 15, 2009, pursuant to the agreement related to the Share Exchange, OCL exchanged 16,110,500 shares of the Company’s Class A Common Stock for the identical number of shares of Class B Common Stock which Class B shares each have the voting power of ten shares of Class A Common Stock (the “B for A Exchange”).  On November 15, 2012, OCL distributed 11,541,500 shares of the Company’s Class A common stock to certain of its members in redemption of their membership interests in OCL.  As a consequence of the B for A Exchange and the subsequent Redemptions, each of the Reporting Persons have the right to vote 83.2% of the voting power represented by the Company’s capital stock.

Item 4.     Purpose of the Transactions

            The purpose of the Redemptions was to satisfy requests and desires of certain of the members of OCL to hold their beneficial interests in the common stock of the Company directly rather than indirectly through their ownership in OCL.  Two of the purposes of each of the Reporting Persons in effecting the Share Exchange were (1) to provide opportunities for the Company to obtain financing which would not be available to it as a privately-held company and (2) to obtain restricted shares of a class of capital stock which is publicly traded.  A number of such financings have been consummated.  The completion of future financings will depend upon market conditions, the completion of due diligence and negotiations and other factors and such financings will likely result in the Company's issuance of additional shares of its common stock which will dilute the percentage ownership of the existing shareholders of the Company.

            In connection with the Share Exchange, as described in the 8-K Report, new officers and directors of the Company were appointed which include the individual Reporting Persons.

            Except as set forth above in this Item 4, none of the Reporting Persons has any present plans or proposals which would relate to or result in any of the events or actions described in subparagraphs (a) through (j) of this Item 4. Nothing set forth above should be interpreted to preclude the Reporting Persons from making any plans or proposals which would relate to or result in any of the events or actions described in subparagraphs (a) through (j) of this Item 4.

Item 5.     Interest in Securities of the Issuer

            As a result of the Redemptions, Messrs. Prader, McManimon and Hovdestad each beneficially own 18,459,500 (approximately 80.3% of the voting power of the outstanding shares of the Company’s common stock and approximately 35.9% of the outstanding shares of the Company’s common stock) indirectly through OEL of which they are the Managers and controlling persons.  Similarly, OEL beneficially owns 18,459,500 shares (approximately 80.3% of the voting power of the outstanding shares of the Company’s common stock and approximately 35.9% of the outstanding shares of the Company’s common stock) through OCL of which it is the sole Manager and controlling person.  OCL beneficially owns 18,459,500 shares of the Company’s common stock directly (approximately 80.3% of the voting power of the outstanding shares of the Company’s common stock and approximately 35.9% of the outstanding shares of the Company’s common stock).  Messrs. Prader, Hovdestad and McManimon have shared voting power with respect to these shares.  In addition to the share ownership described above, Messrs. Prader and Hovdestad own 85,450 and 78,800 shares of the Company’s Class A common stock, respectively, which they purchased individually and have sole voting power.  The prices per share paid for these shares by Mr. Prader and Mr. Hovdestad range from $0.16 to $0.72 and $0.65 to $0.07, respectively.

            Except for the Redemptions of beneficial ownership resulting from the Redemptions, none of the Reporting Persons has effected any transaction involving the Company's securities within the preceding sixty (60) days.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.     Material to be filed as Exhibits

None.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 15, 2012

/s/ Bradley T. Prader
Bradley T. Prader

/s/ Sean F. McManimon
Sean F. McManimon

/s/ Michael C. Hovdestad
Michael C. Hovdestad

/s/ Olympian Cruises, LLC
Olympian Cruises, LLC

/s/ Olympian Entertainment, LLC
Olympian Entertainment, LLC

Exhibit A

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1 (k) (1)

            The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

            Date: November 15, 2012

/s/ Bradley T. Prader
Bradley T. Prader

/s/ Sean F. McManimon
Sean F. McManimon

/s/ Michael C. Hovdestad
Michael C. Hovdestad

/s/ Olympian Cruises, LLC
Olympian Cruises, LLC

/s/ Olympian Entertainment, LLC
Olympian Entertainment, LLC